UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K
                                  ---------

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from _____ to _____

                           COMMISSION FILE NUMBER 0-362

                FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
                               (FULL TITLE OF THE PLAN)

                            FRANKLIN ELECTRIC CO., INC.
                 (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

               INDIANA                                       35-0827455
    (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

        400 EAST SPRING STREET                                 46714-3798
           BLUFFTON, INDIANA                                   (ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (219) 824-2900
                 (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                             TABLE OF CONTENTS

                                                                 Page

Independent Auditors' Report...................................  3

Financial Statements:

  Statements of Net Assets Available for
    Benefits as of December 31, 2000 and 1999..................  4

  Statement of Changes in Net Assets Available
    for Benefits for the Year Ended December 31, 2000..........  5

  Notes to Financial Statements................................  6-12

Supplemental Schedules at and for the Year Ended December 31, 2000:

  Form 5500, Schedule H, Part IV, Item 4(i), Schedule of
    Assets Held for Investment Purposes........................  13-14

  Form 5500, Schedule H, Part IV, Item 4(j), Schedule of
    Reportable Transactions....................................  15

Signatures.....................................................  16

Exhibit 23-Independent Auditor's Consent.......................  17


Supplemental Schedules not listed are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Employee Benefits Committee of Franklin Electric Co., Inc.:

We have audited the accompanying financial statements of the Franklin Electric Directed Investment Salary Plan (the "Plan") as of December 31, 2000 and 1999 and for the year ended December 31, 2000, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Chicago, Illinois
May 25, 2001

              FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                     As of December 31, 2000 and 1999

                                                 2000              1999
                                                 ----              ----
ASSETS
------

Investments, at fair value (Note 3):
  Short-term investments                  $ 1,576,700       $ 1,249,700
  Franklin Electric Common Stock           22,445,500        24,953,700
  Other Common Stocks                      23,743,300        22,135,900
  U.S. Government & Government Agencies     3,883,000         4,088,200
  Shares of Registered Investment Companies:
    Invesco Diversified Equity Fund        11,601,200        10,535,100
    Bank One Intermediate Bond Fund           593,500           699,400
                                           ----------        ----------
                                           63,843,200        63,662,000

Stable Return Fund:
  Insurance Company Contracts, at contract
    value (Note 5)                          5,364,700        10,699,300
  Collective Investment Fund                8,680,500         2,656,900

Participant loans                           1,433,600         1,246,200
                                           ----------        ----------
Total investments                          79,322,000        78,264,400

Receivables:
  Employer contribution                       743,500           666,300
  Employee contribution                          -0-            157,400
  Accrued investment income                   282,000           175,700
                                           ----------        ----------
  Total receivables                         1,025,500           999,400

Cash                                             -0-             18,600
                                           ----------        ----------
TOTAL ASSETS                               80,347,500        79,282,400

LIABILITIES
-----------
Fees payable                                     -0-              7,900
                                           ----------        ----------
TOTAL LIABILITIES                                -0-              7,900


NET ASSETS AVAILABLE FOR BENEFITS         $80,347,500       $79,274,500
                                          ===========       ===========

See notes to the financial statements.

               FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    For the Year Ended December 31, 2000

                                                             2000
                                                             ----

Additions:
  Interest and dividends                              $ 1,460,100
  Net appreciation(depreciation) in fair
    value of investments:
      Franklin Electric Common Stock                     (529,400)
      Other Common Stocks                               4,389,500
      U.S. Government & Government Agencies                53,700
      Diversified Equity Fund                          (1,397,700)
      Intermediate Bond Fund                              (32,500)
      Collective Investment Fund                          854,700
                                                       ----------
                                                        4,798,400
Contributions:
  Employer                                                743,500
  Employee                                              3,975,800
  Rollover                                                126,200
  Transfer from ESOP Diversification                       65,100
                                                       ----------
                                                        4,910,600

Total additions and contributions                       9,709,000
                                                       ----------
Deductions:
  Benefits paid to participants                         8,359,100
  Administrative expenses                                 265,100
  Loan fees                                                11,800
                                                       ----------
Total deductions                                        8,636,000
                                                       ----------
Net increase                                            1,073,000

Net assets available for benefits,
  beginning of year                                    79,274,500
                                                       ----------
Net assets available for benefits,
  end of year                                         $80,347,500
                                                      ===========

See notes to the financial statements.

                 FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

                         NOTES TO FINANCIAL STATEMENTS

                     As of December 31, 2000 and 1999 and
                     for the Year Ended December 31, 2000

1.    PLAN DESCRIPTION
----------------------

GENERAL - The Franklin Electric Directed Investment Salary Plan (the "Plan") is a defined contribution employee benefit plan covering substantially all eligible employees who elect to participate. Company matching contributions for Bluffton hourly and Siloam Springs hourly and non-exempt employees are made to the Plan. Company matching contributions for all other eligible employees are made to the Company-sponsored Employee Stock Ownership Plan ("ESOP").

The Plan is administered by the Franklin Electric Co., Inc. (the "Company") Employee Benefits Committee ("Plan Administrator"), which is appointed by the Company, and Wells Fargo Bank of Minnesota, N.A. ("Plan Trustee"), which became the Plan Trustee on April 1, 2000. Prior to April 1, 2000, National City Bank of Indiana was the Plan Trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

CONTRIBUTIONS - Participating employees may elect to contribute from 1 percent to 15 percent of their eligible compensation to the Plan, subject to IRS limitations. The Company will contribute to the Plan or the ESOP an amount equal to 100 percent of the first 1 percent and 50 percent of the next 4 percent of the participant's contribution, or up to 3 percent of each employee's eligible compensation for the year, provided the Company's pre-tax profits for the year exceed 6 percent of the Company's net worth at the beginning of each year. Company contributions to the participant accounts are funded in the first quarter following the plan year.

PARTICIPANT ACCOUNTS - Each participant's account is credited with: (a) the participant's contributions and withdrawals; and (b) Company matching contributions made to the Plan; and (c) Plan earnings, less expenses. Allocation of earnings and expenses are based on participants' account balances. Participants may change their investment options at any time upon written notification to the Plan Administrator, provided that only one transfer may be directed in any 90 day time period.

VESTING - Participants are fully vested in their accounts at all times.

INVESTMENT OPTIONS - Participating employees may invest their contributions and account balances in any or all of six different funds:

Fund # 1 - Franklin Electric Common Stock Fund - Investments consist principally of common stock of the Company with dividends reinvested in the Company common stock.

Fund # 2 - Aggressive Equity Fund - Investments consist principally of common stocks by a registered investment manager. Dividends and interest are reinvested.

Fund # 3 - Stable Return Fund - Investments consist of either individual Insurance Company Contracts purchased specifically for the Plan or a Collective Investment Fund comprised of guaranteed investment contracts, bank investment contracts and security backed contracts.

Fund # 4 - Short Term U.S. Government Fund - Investments consist principally of U.S. Government securities with maturities of one year or less. Interest is reinvested.

Fund # 5 - Diversified Equity Fund - Investments consist of a variety of equity securities of large publicly traded companies.

Fund # 6 - Intermediate Bond Fund - Investments consist of medium and high-grade fixed income securities.

DIVERSIFICATION ELECTION for ESOP - Participants who have attained the age of 55 and have at least 10 years of participation in the ESOP are given the opportunity to diversify up to 25% of their ESOP account balance into the Plan during the first 90 days after the close of the Plan year.

PARTICIPANT LOANS - Participant loans may not exceed the lesser of $50,000 or 50 percent of the Participant's account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 4 1/2 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus one percent and is credited to the participant's account. All loan fees are paid by the participant, and are deducted directly from the assets of his account.

BENEFITS - Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

ADMINISTRATIVE EXPENSES - Administrative expenses are paid by the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

INVESTMENT VALUATION - Investment in Franklin Electric Co., Inc. Common Stock is valued at the last quoted sale or bid price as reported on a recognized security exchange.

Investments in the Insurance Company Contracts, which are fully benefit responsive, are valued at current participation unit value (Note 5).

Investments in the Collective Investment Fund are valued at the last reported sale or bid price.

Investment in other Common Stocks and U.S. Government and Government Agencies are valued at the last reported sale or bid price for the securities traded on recognized security exchanges or in the over-the-counter markets.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PARTICIPANT LOANS - Participant loans are valued at cost, which approximates fair value.

3.    INVESTMENTS
-----------------

The following investments exceeded 5 percent of net assets at December 31, 2000 and 1999:
                                               2000                1999
                                               ----                ----
Franklin Electric Common Stock (327,672
  and 355,527 shares, respectively)     $22,445,500         $24,953,700
Invesco Diversified Equity Fund          11,601,200          10,535,100

4.    TAX STATUS
----------------

The Internal Revenue Service has stated in a determination letter dated May 6, 1996, that the Plan, as then designed, met the requirements of Section 401(a) of the Internal Revenue Code ("IRC"). On May 30, 2001, the Internal Revenue Service stated in a determination letter that the Plan continues to meet the requirements of the IRC. Therefore, the Plan's trust is exempt from federal income tax under section 501(a), and no provision for income taxes has been included in the Plan's financial statements.

5.    INSURANCE COMPANY CONTRACTS
---------------------------------

Under the contracts, guaranteed interest rates are established on a calendar year basis and may not be reduced lower than a specified amount. Guaranteed interest rates for each of the years ended December 31, 2000 and 1999 ranged from 5.98% to 8.10% and the average collective yield for each of the years then ended was 6.51%.

6.    PLAN TERMINATION
----------------------

The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for in ERISA.

7.    RELATED-PARTY TRANSACTIONS
--------------------------------

On April 19, 1999 and May 24, 1999, Franklin Electric Co., Inc. purchased from the Plan 11,300 shares and 7,100 shares, respectively, of common stock for $730,658 and $450,211, respectively, at the average closing price for Franklin Electric Co., Inc. common stock for the 20 trading days preceding the date of sale.

On March 22, 2000, Franklin Electric Co., Inc. purchased from the Plan 7,800 shares of common stock for $507,546 at the average closing price for Franklin Electric Co., Inc. common stock for the 20 trading days preceding the date of sale.

Certain Plan investments are shares of mutual funds managed by the Plan Trustee. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $22,000 for the year ended December 31, 2000.

8.    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND AS OF
------------------------------------------------------------------
DECEMBER 31, 2000 and 1999
--------------------------

2000
-----------------------------------------------------------------------------------------------------------------------------------
                                         Franklin    Aggressive  Stable   Short-term  Diversified Intermediate  Loan
                                         Electric      Equity    Return   U.S. Gov't     Equity       Bond     Account
                                         Cmn Stock
                                          Fund #1      Fund #2   Fund #3   Fund #4       Fund #5     Fund #6              Total
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
Investments, at fair value:
 Short-term investments...............$   279,900 $ 1,111,900 $       -   $       -   $   184,900 $     -    $      -   $ 1,576,700
 Franklin Electric Common Stock....... 22,445,500         -           -           -           -         -           -    22,445,500
 Other Common Stocks..................        -    23,743,300         -           -           -         -           -    23,743,300
 U.S. Government & Government Agencies        -           -           -     3,883,000         -         -           -     3,883,000
 Shares of Registered Investment
  Companies:
  Invesco Diversified Equity Fund.....        -           -           -           -    11,601,200       -           -    11,601,200
  Bank One Intermediate Bond Fund.....        -           -           -           -           -     593,500         -       593,500
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
                                       22,725,400  24,855,200         -     3,883,000  11,786,100   593,500         -    63,843,200

Stable Return Fund:
 Insurance Company Contracts..........        -           -     5,364,700         -           -         -           -     5,364,700
 Collective Investment Fund...........        -           -     8,680,500         -           -         -           -     8,680,500

Participant loans.....................        -           -           -           -           -         -     1,433,600   1,433,600
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
Total Investments..................... 22,725,400  24,855,200  14,045,200   3,883,000  11,786,100   593,500   1,433,600  79,322,000

Receivables:
 Employer contribution................    743,500         -           -           -           -         -           -       743,500
 Accrued investment income............      1,900      35,600     226,000      17,600         900       -           -       282,000
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
Total Receivables.....................    745,400      35,600     226,000      17,600         900       -           -     1,025,500
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
TOTAL ASSETS.......................... 23,470,800  24,890,800  14,271,200   3,900,600  11,787,000   593,500   1,433,600  80,347,500
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
NET ASSETS AVAILABLE FOR BENEFITS.....$23,470,800 $24,890,800 $14,271,200 $ 3,900,600 $11,787,000 $ 593,500 $ 1,433,600 $80,347,500
                                      =========== =========== =========== =========== =========== ========= =========== ===========


8.    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND AS OF
------------------------------------------------------------------
DECEMBER 31, 2000 and 1999
--------------------------

1999
-----------------------------------------------------------------------------------------------------------------------------------
                                         Franklin    Aggressive  Stable   Short-term  Diversified Intermediate  Loan
                                         Electric      Equity    Return   U.S. Gov't     Equity       Bond     Account
                                         Cmn Stock
                                          Fund #1      Fund #2   Fund #3   Fund #4       Fund #5     Fund #6              Total
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
Investments, at fair value:
 Short-term investments...............$   181,800 $   658,600 $    23,400 $   312,500 $    59,400 $  14,000  $      -   $ 1,249,700
 Franklin Electric Common Stock....... 24,953,700         -           -           -           -         -           -    24,953,700
 Other Common Stocks..................        -    22,135,900         -           -           -         -           -    22,135,900
 U.S. Government & Government Agencies        -           -           -     4,088,200         -         -           -     4,088,200
 Shares of Registered Investment
  Companies:
  Invesco Diversified Equity Fund.....        -           -           -           -    10,535,100       -           -    10,535,100
  Bank One Intermediate Bond Fund.....        -           -           -           -           -     699,400         -       699,400
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
                                       25,135,500  22,794,500      23,400   4,400,700  10,594,500   713,400         -    63,662,000

Stable Return Fund:
 Insurance Company Contracts..........        -           -    10,699,300         -           -         -           -    10,699,300
 Collective Investment Fund...........        -           -     2,656,900         -           -         -           -     2,656,900

Participant loans.....................        -           -           -           -           -         -     1,246,200   1,246,200
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
Total Investments..................... 25,135,500  22,794,500  13,379,600   4,400,700  10,594,500   713,400   1,246,200  78,264,400

Receivables:
 Employer contribution................    666,300         -           -           -           -         -           -       666,300
 Employee contribution................     47,600      37,800      22,800       7,500      38,900     2,800         -       157,400
 Accrued investment income............        700      27,800      77,900      69,000         300       -           -       175,700
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
Total Receivables.....................    714,600      65,600     100,700      76,500      39,200     2,800         -       999,400

Cash..................................     (7,600)     38,600      (6,300)    (17,500)     11,800      (400)        -        18,600
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
TOTAL ASSETS.......................... 25,842,500  22,898,700  13,474,000   4,459,700  10,645,500   715,800   1,246,200  79,282,400

Liabilities:
Fees payable..........................        -           -         2,500         -         5,400       -           -         7,900
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
TOTAL LIABILITIES.....................        -           -         2,500         -         5,400       -           -         7,900
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
NET ASSETS AVAILABLE FOR BENEFITS.....$25,842,500 $22,898,700 $13,471,500 $ 4,459,700 $10,640,100 $ 715,800 $ 1,246,200 $79,274,500
                                      =========== =========== =========== =========== =========== ========= =========== ===========


9.     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2000
----------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                         Franklin    Aggressive  Stable   Short-term  Diversified Intermediate  Loan
                                         Electric      Equity    Return   U.S. Gov't     Equity       Bond     Account
                                         Cmn Stock
                                          Fund #1      Fund #2   Fund #3   Fund #4       Fund #5     Fund #6              Total
-----------------------------------------------------------------------------------------------------------------------------------
Additions:

Interest and dividends................$   310,500 $   226,200 $   529,000 $   222,300 $    19,600 $  37,700  $  114,800 $ 1,460,100

Net appreciation(depreciation) in fair
 value of investments:
  Franklin Electric Common Stock......   (529,400)        -           -           -           -         -           -      (529,400)
  Other Common Stocks.................        -     4,389,500         -           -           -         -           -     4,389,500
  U.S. Government & Government Agencies       -           -           -        53,700         -         -           -        53,700
  Invesco Diversified Equity Fund.....        -           -           -           -    (1,397,700)      -           -    (1,397,700)
  Bank One Intermediate Bond Fund.....        -           -           -           -           -     (32,500)        -       (32,500)
  Collective Investment Fund..........        -           -       854,700         -           -         -           -       854,700
                                       ----------  ----------  ----------  ----------  ----------  --------   ---------  ----------
                                         (218,900)  4,615,700   1,383,700     276,000  (1,378,100)    5,200     114,800   4,798,400

Contributions:
  Employer............................    743,500         -           -           -           -         -           -       743,500
  Employee............................  1,086,300   1,006,200     557,100     133,700   1,111,700    80,800         -     3,975,800
  Rollover............................     21,000      53,100       2,500       7,600      36,600     5,400         -       126,200
  Transfer from ESOP Diversification..        -         8,600      49,700       1,200       5,600       -           -        65,100
                                       ----------  ----------  ----------  ----------  ----------  --------  ----------  ----------
                                        1,850,800   1,067,900     609,300     142,500   1,153,900    86,200         -     4,910,600

Total Additions.......................  1,631,900   5,683,600   1,993,000     418,500    (224,200)   91,400     114,800   9,709,000

Deductions:
  Benefits paid to participants.......  2,364,900   1,957,100   2,154,900     927,400     795,600    69,600      89,600   8,359,100
  Administrative expenses.............     32,200     134,300      22,000       5,800      70,200       600         -       265,100
  Loan fees...........................        -         4,700       3,200       1,000       2,700       200         -        11,800
                                       ----------  ----------  ----------  ----------  ----------  --------  ----------  ----------
Total Deductions......................  2,397,100   2,096,100   2,180,100     934,200     868,500    70,400      89,600   8,636,000

Interfund transfers - net............. (1,606,500) (1,595,400)    986,800     (43,400)  2,239,600  (143,300)    162,200         -
                                       ----------  ----------  ----------  ----------  ----------  --------  ----------  ----------
Net increase/(decrease)............... (2,371,700)  1,992,100     799,700    (559,100)  1,146,900  (122,300)    187,400   1,073,000

Net assets available for
  benefits, beginning of year......... 25,842,500  22,898,700  13,471,500   4,459,700  10,640,100   715,800   1,246,200  79,274,500
                                       ----------  ----------  ----------  ----------  ---------- ---------  ----------  ----------
Net assets available for
  benefits, end of year...............$23,470,800 $24,890,800 $14,271,200 $ 3,900,600 $11,787,000 $ 593,500 $ 1,433,600 $80,347,500
                                      =========== =========== =========== =========== =========== ========= =========== ===========


                  FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
        FORM 5500, SCHEDULE H, PART IV, ITEM 4(i), SCHEDULE OF ASSETS HELD FOR
                    INVESTMENT PURPOSES AT DECEMBER 31, 2000
                    ----------------------------------------

                        Description of Investment
Identity of Issue,      Including Maturity Date,
Borrower, Lessor        Interest Rate, Collateral
or Similar Party        and Par or Maturity Value      Cost       Fair Value
----------------        -------------------------      ----       ----------

* U.S. Government       Federated Government       $ 3,883,000   $ 3,883,000
                          Obligations Fund

* Wells Fargo Bank      Short Term Investment Fund   1,576,700     1,576,700
   of Minnesota

* Franklin Electric
   Co., Inc.            Common Stock                11,788,400    22,445,500

* Wells Fargo Bank      Other Common Stocks
   of Minnesota           Avery Dennison Corp.         173,200       658,500
  Illinois Tool Works Inc.     108,400       714,800
                          Littelfuse Inc.              204,400       286,200
                          Autozone, Inc.               607,500       570,000
                          Cintas Corp.                 283,000     1,218,800
                          Kohls Corp.                   26,900       366,000
                          O'Reilly Automotive Inc.     295,200       535,000
                          Unifirst Corp                130,500       153,700
                          ABM Inds. Inc.               238,500       214,400
                          AT&T Corp - Liberty Media    443,400       271,200
                          Comcast Corp.                685,600       626,300
                          CVS Corp.                    405,800     1,198,800
                          Walgreen Co.                  66,900     1,338,000
                          American Express             348,400       329,600
                          American Intl. Group         206,600       831,600
                          AON Corp.                    165,100       667,900
                          Citigroup, Inc.              396,000       561,700
                          Freddie Mac                  315,000       413,200
                          Household Intl. Inc.         778,600     1,100,000
                          MBNA Corp.                   201,400     1,311,300
                          Mellon Financial Corp.       580,300       737,800
                          Northern Trust Corp.         187,300       897,200
                          State Street Corp.           245,500     1,242,100
                          Automatic Data Processing
                            Inc.                       113,800     1,139,600
                          Concord EFS Inc.              56,700     1,208,300
                          First Data Corp.             424,700     1,028,100
                          F I Serv Inc.                299,300       474,400
                          Intuit, Co.                  353,600       394,400
                          Molex, Inc.                  299,200       699,500
                          Tellabs Operations           334,800       339,000
                          United Parcel Service        355,500       352,500
                          Baxter International Inc.    679,200       883,100
                          Unitedhealth Group, Inc.     354,600       368,300
                          Zebra Technologies Corp.     470,900       612,000
                                                    ----------    ----------
                        Total Other Common Stocks   10,835,800    23,743,300

                        Description of Investment
Identity of Issue,      Including Maturity Date,
Borrower, Lessor        Interest Rate, Collateral
or Similar Party        and Par or Maturity Value      Cost       Fair Value
----------------        -------------------------      ----       ----------

Invesco                 Structured Core Equity      11,246,300    11,601,200

Bank One                The One Group
                          Intermediate Bond Fund       586,300       593,500

Insurance Company Contracts:

Lincoln National
  Life Insurance Co.     8.10% due 1/30/01           1,226,900     1,226,900

Allstate Life
  Insurance Co.          5.98% due 2/3/03            2,557,500     2,557,500

Security Life of
  Denver Insurance Co.   6.50% due 12/31/01          1,580,300     1,580,300


* Wells Fargo Bank
    of Minnesota         Stable Return Fund          8,672,300     8,680,500


                         Participant loans
                         (Interest rates
                         ranging from 8.75 to
                         10.50 percent and
                         maturities ranging
                         from 2001 to 2011           1,433,600     1,433,600
                                                    ----------    ----------
                                                   $55,387,100   $79,322,000
                                                   ===========   ===========

* Represents a party-in-interest as defined by ERISA.

               FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

  FORM 5500, SCHEDULE H, PART IV, ITEM 4(j), SCHEDULE OF REPORTABLE TRANSACTIONS

                    For the Year Ended December 31, 2000
                    ------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                   Description of Assets                                                             Current Value
Identity of        (Include Interest Rate                                                            of Asset on
Party              and Maturity in           Number of       Purchase      Selling      Cost of      Transaction       Net Gain
Involved           Case of Loan)           Transactions       Price         Price        Asset        Date             or (Loss)
--------------------------------------------------------------------------------------------------------------------------------
Series of Reportable Transactions
---------------------------------
Wells Fargo        Stable Return Fund          3 Purchases   $ 8,676,053                             $ 8,676,053       $    -
                                               3 Sales                     $ 6,172,062  $ 5,935,720    5,935,720        236,342

Wells Fargo        Stable Value Fd G/Stable   51 Purchases     7,084,181                               7,084,181            -
                     Return Net               53 Sales                       7,311,539    7,084,181    7,084,181        227,358

Wells Fargo        NWADV Short Term          277 Purchases    17,824,273                              17,824,273            -
                     Investment Fund         228 Sales                      16,247,574   16,247,574   16,247,574            -

U.S. Government    Treasury Money Market     114 Purchases     6,918,568                               6,918,568            -
                     Fund                     78 Sales                       8,094,848    8,094,848    8,094,848            -



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Franklin Electric Co., Inc.
                                           Directed Investment Salary Plan



Date  June 25, 2001                       By /s/ GREGG C. SENGSTACK
      ----------------------------           ---------------------------
                                           Gregg C. Sengstack
                                           Member
                                           Employee Benefits Committee